UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY

“VIMPEL-COMMUNICATIONS”

(Registrant)

Date:	September 14, 2005	By:	/s/ Alexander V. Izosimov

		Name:	Alexander V. Izosimov

		Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VimpelCom Shareholders Approve Acquisition of CJSC “Ukrainian Radio Systems”

Telenor Questions Validity of Shareholder Approval

Moscow and New York (September 14, 2005) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), today announced that the rescheduled Extraordinary General Meeting of Shareholders (the “EGM”) convened by Eco Telecom Limited, a part of the Alfa group of companies, was held this evening in Moscow, Russia. The shareholders at the EGM approved the acquisition of Closed Joint Stock Company “Ukrainian Radio Systems” (“URS”) as an interested party transaction, which was the sole item on the agenda.

Holders of approximately 79.8% of the total number of VimpelCom’s outstanding voting shares were represented at the meeting. Approximately 51.2% of VimpelCom’s outstanding voting shares voted in favor of the agenda item while approximately 27.9% of VimpelCom’s outstanding voting shares voted against the agenda item with 0.8% of cast votes abstaining. Of ADR holders that took part in the EGM, approximately 89.3% voted in favor of the EGM agenda, 6.6% against and 4.1% abstained. Russian law requires at least 50% plus one share of VimpelCom’s outstanding voting shares eligible to vote on this issue to be voted in favor of the EGM agenda item in order for it to be approved.

Immediately before the commencement of the EGM, the Company received a letter from Telenor East Invest AS (“Telenor”) asserting that “the EGM has not been validly convened,… and the EGM and any decision of the EGM are subject to challenge and the possibility of being declared null and void by a Russian court”. Telenor also asserts that even if approved by the EGM, the acquisition of URS requires the prior approval by no less than 80% of the board and that management should not attempt to complete the acquisition prior to receipt of such board approval.

Commenting on today’s meeting, David Haines, the Chairman of the Board of Directors, said “I would like to thank our public shareholders for taking the time to express their views on this issue. The turnout for today’s shareholder meeting by our public shareholders was high. I regret Telenor’s current refusal to accept the decision of our shareholders. To follow up on today’s shareholder meeting and Telenor’s letter, I have called a meeting of our Board for Friday, September 16. As the chairman, I call on my fellow board members to come together and work in a positive and constructive way with the best interest of all VimpelCom shareholders in mind.”

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VimpelCom Shareholders Approve Acquisition Of CJSC “Ukrainian Radio Systems”

A meeting of VimpelCom’s board of directors is scheduled for September 16, 2005 to discuss these results of the EGM.

VimpelCom will submit a copy of the results of the EGM under separate cover of Form 6-K to the U.S. Securities and Exchange Commission and the New York Stock Exchange. An electronic copy of the results of the EGM will be available for review on VimpelCom’s web site in the “Investor Info/Shareholder Materials” section.

VimpelCom is a leading international provider of telecommunications services, operating under the “Beeline” brand in Russia and Kazakhstan. In addition, VimpelCom is continuing to use the “K-mobile” and “EXCESS” brands in Kazakhstan. The VimpelCom Group’s license portfolio covers approximately 94% of Russia’s population (136.5 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg as well as the entire territory of Kazakhstan. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s shares are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the acquisition of URS. There can be no assurance that additional corporate or other approvals and consents to consummate the acquisition of URS will not be needed and if such approvals or consents are needed, that they will be obtained in a timely manner or at all, that the Company and the sellers of URS will reach agreement on the terms of the acquisition, or that the acquisition will be consummated. There can also be no assurance that all aspects of the EGM have complied with Russian law, that the results of the EGM will not be challenged by our shareholder(s) or other parties or that other challenges to the acquisition or relating to URS will not be made (including the likely challenge by Telenor East Invest AS, and/or possible challenges by others). If any such challenges are successful following the consummation of the acquisition, such challenges could have an adverse effect on the Company and its operations. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin	Ian Bailey/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(095) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com